MONITORING SERVICES AGREEMENT

THIS AGREEMENT is made as of the              day of             , 2013 (the “Effective Date”), by and between STATE STREET BANK AND TRUST COMPANY, a trust company chartered under the laws of the Commonwealth of Massachusetts having its principal office and place of business at One Lincoln Street, Boston, Massachusetts 02111 (“State Street”), and the Babson registered investment companies listed on Appendix A hereto, on behalf of its series listed on Appendix A (each a “Fund” and collectively the “Funds”), each having its principal office and place of business at c/o Babson Capital Management LLC, 550 South Tryon Street, Ste. 3300, Charlotte, NC 28202.

WHEREAS, State Street is the transfer agent to the Funds under a Transfer Agency and Service Agreement dated as of             , 2013 (the “Transfer Agency Agreement”) pursuant to which State Street performs certain transfer agency services for the Funds;

WHEREAS, the Funds are subject to Rule 22c-2 (the “Rule”) under the Investment Company Act of 1940, as amended (the “Act”), which among other things requires that shareholder information agreements be entered into with financial intermediaries that submit orders to purchase or redeem shares of the Funds and that the Boards of Directors of the Funds consider the imposition of redemption fees on certain share transactions; and

WHEREAS¸ the Funds recognize the necessity of complying with the Rule and desire to implement procedures, risk criteria and transaction rules pursuant to the Rule.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the Funds and State Street hereby agree as follows:

1.	Procedures

1.1	Subject to the terms and conditions set forth in this Agreement, each Fund hereby instructs and directs State Street to provide assistance in the monitoring of the guidelines as set forth in Appendix B, which is attached to and made a part of this Agreement (the “Monitoring Guidelines”). The Monitoring Guidelines may be amended from time to time subject to the mutual agreement of the parties and upon the execution by the parties of a revised Appendix B, with at least thirty (30) days’ prior notice of the effective date of any change.

1.2

As directed by the Funds and subject to the terms of this Agreement, State Street agrees to provide the Funds with monitoring assistance, in accordance with the Monitoring Guidelines, of transactions through and/or by Financial Intermediaries. “Financial Intermediaries” as used herein shall include only those persons and entities identified by the Funds to State Street for which State Street maintains the applicable omnibus account information under the Transfer Agency Agreement and which have entered into transaction sharing agreements with the Funds or their designees. A list of current Financial Intermediaries is identified in Appendix C, which is attached to and made a part of this Agreement. State Street’s agreement to provide monitoring assistance under this Agreement shall apply only to the Financial Intermediaries identified to State Street in the most recent Appendix C received by State Street from the Funds, as supplemented by notices of changes to Appendix C received by State Street from the Funds pursuant to the notice requirements of Section 10.7 hereof. From time to time, the Funds shall provide State Street with an updated version of Appendix C which will incorporate all prior change notices in order for State Street to provide the services contemplated by this Agreement.

1.3	The Funds will direct the Financial Intermediaries identified in Appendix C, as supplemented and as provided in Section 1.2 above, to provide account, transaction and other information for purposes of compliance with the Rule (“Financial Intermediary Information”), at intervals as agreed to by the Funds and State Street, to a third party service provider retained by State Street (“Vendor”) for analysis under the Monitoring Guidelines and the Rule.

(a)	State Street’s Vendor at the inception of this Agreement shall be Envision Financial Systems (“ENFS”) pursuant to a “Product and Services Agreement” between State Street and ENFS dated September 2007, as amended, modified or supplemented from time to time (“ENFS Agreement”). In the event the ENFS Agreement shall terminate for any reason, State Street agrees to provide prompt notice to the Funds of any such termination and State Street agrees to act reasonably and promptly, and in no event later than thirty (30) days following the termination date, to retain a replacement Vendor. Until such replacement Vendor has been retained by State Street and is operational, State Street’s services under this Agreement shall be suspended. If a replacement Vendor cannot be identified or retained, this Agreement shall terminate.

(b)	The security and encryption requirements, format, content and specific time period of the Financial Intermediary Information to be provided in accordance with such direction(s) will be as agreed to by the Funds and the Financial Intermediaries, and acceptable to the Vendor.

(c)	Each Fund represents and warrants that any account, transaction and other information provided by the Fund to Vendor for analysis under the Monitoring Guidelines (i) will not infringe or violate the rights of any third party, including, but not limited to, patents, copyrights, trademarks and trade secrets, (ii) will not be defamatory or obscene and (iii) will not violate any other applicable law.

(d)

In the event that (A) State Street or the Vendor believes in good faith that a Financial Intermediary has provided Financial Intermediary Information that (i) infringes or violates the rights of any third party, including, but not limited to, patents, copyrights, trademarks and trade secrets, (ii) is defamatory or obscene, or (iii) violates any other applicable law; then (B) State Street or the Vendor shall have the right, but not the obligation, to delete or destroy Financial Intermediary Information relating to such breach and State Street and the Vendor may suspend services with respect to such Financial Intermediary immediately. Upon any event which may cause State Street to suspend services as described in this Section 1.3(d), if reasonably practicable, State Street will provide notice to the Fund(s) thirty (30) business days prior to such suspension; provided, however, that if such Fund takes such action as may be requested by State Street to eliminate such event, State Street shall not suspend its provision of services, or, if its provision of services has been suspended, shall reinstate the provision of services hereunder.

1.4	Within three (3) business days of its receipt of the Financial Intermediary Information, State Street will perform an analysis of the Financial Intermediary Information for each Financial Intermediary account in accordance with the process set forth on Appendix B, and provide the relevant Financial Intermediary Information to the Funds, including reports of any actual triggering circumstances under the Monitoring Guidelines (the “Rule 22c-2 Monitoring Output”). State Street will share with the Funds the Rule 22c-2 Monitoring Output pursuant to Section 1.5 below and will use the Financial Intermediary Information and the Rule 22c-2 Monitoring Output only as necessary to perform the services under this Agreement. State Street agrees that any Financial Intermediary Information received by State Street and Rule 22c-2 Monitoring Output is and shall remain the property of the Funds and if not previously provided to the Funds, will be returned to the Funds by State Street following any termination of this Agreement, subject to record-keeping requirements to which State Street may be subject by law. State Street shall have no responsibility, obligation or liability with respect to any Financial Intermediary Information or other information transmitted to the Vendor by any person or entity other than State Street.

1.5	State Street will share with the Funds the Rule 22c-2 Monitoring Output, and will note any potential triggering of the Monitoring Guidelines. Upon a determination by the Funds based on the Rule 22c-2 Monitoring Output that the Monitoring Guidelines have been triggered, the Funds shall notify State Street that it has contacted the Financial Intermediary.

1.6	Each Fund represents that the Monitoring Guidelines are in line with the Fund’s Frequent Trading/Market Timing Policies and Procedures, and that compliance with the Rule is the responsibility of the Funds and the Financial Intermediaries and not the responsibility of State Street. Neither State Street nor the Vendor shall be obligated to file any forms or information with any regulator, or enter into any agreement with the Financial Intermediaries or other persons, in connection with the Rule or the Monitoring Guidelines pursuant to this Agreement.

1.7	Except as otherwise expressly stated in this Agreement, State Street makes no representation or warranty, either express or implied, concerning the Rule, the Monitoring Guidelines, the Financial Intermediary Information or any other information, services, reports or analysis provided hereunder or by any third party. The provisions of this Section 1.7 shall survive the termination of this Agreement.

2.	Consent to Examination

Information and records that State Street maintains for the Funds relating to the Monitoring Guidelines may be subject, from time to time, to examination and/or inspection by federal regulators in order that the regulators may evaluate the Funds’ compliance with the Rule. State Street shall permit federal regulators access to information and records maintained by State Street, and shall permit federal regulators to examine State Street relating to its assistance in the implementation of the Monitoring Guidelines. State Street agrees to cooperate with such federal regulators in connection with their review. In the event of any such examination and/or inspection, State Street shall provide notice to the Funds, to the extent permissible, prior to the examination, inspection, or providing access to any information and records pertaining to the Funds. For purposes of such examination and/or inspection, State Street will use commercially reasonable efforts to make available, during normal business hours, all required records and information for review by such examiners. The provisions of this Section 2 shall survive the termination of this Agreement.

3.	Acknowledgments

3.1	Each Fund acknowledges and agrees that in entering into this Agreement:

(a)	State Street is agreeing to provide the monitoring services, and is not undertaking and shall not be responsible for any aspect of compliance with the Rule. Additionally, State Street shall only be responsible for providing the monitoring services described in this Agreement with respect to transactions of Financial Intermediaries, including without limitation the imposition of trading restrictions as directed by the Funds, which are then identified to State Street by the Funds, in the Funds for which State Street maintains the applicable omnibus account information and for which there is in effect a binding transaction sharing agreement between such Financial Intermediaries and such Fund; and

(b)	State Street’s provision of monitoring services hereunder is dependent upon the receipt by State Street of information, products and services from third parties, including without limitation, the Vendor and the Financial Intermediaries. The provisions of this Section 3 shall survive the termination of this Agreement.

4.	Reports

State Street agrees to provide to the Funds: (i) copies of all Rule 22c-2 Monitoring Output; and (ii) a quarterly report of State Street’s activities pursuant to this Agreement with respect to the Monitoring Guidelines. State Street shall provide such other reports on activities as may be mutually agreed from time to time by State Street and the Funds.

5.	Fees and Expenses

In consideration of the services and facilities to be provided hereunder, State Street shall be entitled to fees and expenses as mutually agreed by the parties hereto in writing from time to time.

6.	Cooperation; Reliance on Information

6.1	Each Fund acknowledges and understands that State Street’s ability to follow the Monitoring Guidelines procedures under the terms and conditions set forth in this Agreement is contingent upon ongoing cooperation between the Funds and State Street. The Funds shall act in good faith to cooperate with State Street, to enable or assist State Street in performing any of the monitoring services provided for under this Agreement.

6.2	In the course of discharging its duties hereunder and subject to Section 6.3, State Street may act in reasonable reliance on the data and information provided to it by or on behalf of a Fund or by any persons authorized by a Fund including, without limitation, any Financial Intermediary.

6.3	Except as expressly stated otherwise in this Agreement, State Street shall have no responsibility for, or duty to review, verify or otherwise perform any investigation as to the completeness, accuracy or sufficiency of any data or information provided by a Fund, any persons authorized by such Fund including, without limitation, any Financial Intermediary, and shall be without liability for any losses or damages suffered or incurred by any person as a result of State Street having relied upon and used such information in good faith. State Street will promptly notify a Fund in the event it becomes aware that any information received by it is materially incomplete, inaccurate or insufficient or in the event of a failure or delay by any person to provide information required by State Street to discharge its duties under this Agreement. State Street shall promptly notify the Funds if it becomes aware of any issues arising with respect to the Vendor that materially interferes with State Street’s ability to perform its obligations, as set forth in this Agreement.

6.4	The provisions of this Section 6 shall survive the termination of this Agreement.

7.	Standard of Care; Indemnification

State Street agrees to perform its services under this Agreement without negligence. Notwithstanding anything in this Agreement to the contrary, in no event shall State Street or any of its officers, directors, employees or agents (collectively, the “Indemnified Parties”) be liable to any Fund, any Financial Intermediary, any shareholder or any other third party, and the Funds shall indemnify and hold harmless the Indemnified Parties from and against any and all losses, claims, damages, liabilities or expenses (including reasonable legal fees and expenses) (collectively, “Losses”) resulting from (i) any failure of any Fund or any Financial Intermediary to observe and perform properly the terms of this Agreement or other wrongdoing, (ii) any claim in connection with State Street’s performance, failure to perform or delay in performance under this Agreement as a result of State Street’s failure to receive in a timely manner information or documents that are relevant or necessary for the performance of services hereunder, or (iii) any claim, demand, inspection or examination, action or suit relating to this Agreement; provided, however, that this indemnification shall not apply to actions or omissions of the Indemnified Parties in cases of the Indemnified Parties’ bad faith, negligence, or willful misfeasance. In no event shall State Street be liable for indirect, special, incidental, punitive or consequential damages. The provisions of this Section 7 shall survive the termination of this Agreement.

8.	Intellectual Property

Each Fund acknowledges and agrees that all hardware, applications, databases, security, software, systems, interfaces, and technology of all types (“Technology”) used by State Street, the Financial Intermediaries, the Vendor and any other third party service provider to comply with or provide services under this Agreement are and shall remain the property of such party. No Fund or Financial Intermediary shall itself, or permit any third party or device to, (i) reproduce, modify or create derivative or other works of the Technology or any part thereof; (ii) license, distribute, disclose, rent, lease, grant a security interest in, or otherwise transfer the Technology to any third party, in whole or in part, standalone or in combination with any other product; (iii) reverse engineer, disassemble, decompile or otherwise attempt to derive the source code of any Technology or use the Technology to develop, enhance or modify products or systems that compete with State Street, the Vendor, any Financial Intermediary or other third party or that are intended for commercial distribution; (iv) knowingly take any action that jeopardizes the proprietary rights of others in the Technology; (v) alter, obscure or delete any copyright notices and trademarks contained in the Technology; or (vi) distribute the Technology on a standalone basis or for standalone use.

9.	Term and Termination

9.1	Following execution of this Agreement, this Agreement shall commence upon the Effective Date and remain in effect unless terminated by either party upon sixty (60) days’ prior written notice to the other party.

9.2	Notwithstanding the foregoing, this Agreement will terminate: (i) automatically in the event the Transfer Agency Agreement is terminated; (ii) as provided in Section 1.3(a); and (iii) if State Street suspends its services pursuant to Section 1.3(d) for more than forty-five (45) consecutive days (provided that this sentence shall not apply to any suspension of services with respect to any Financial Intermediary(ies) under Section 1.3(d)), the Funds may terminate this Agreement immediately upon delivery of notice of such termination.

9.3	Upon any termination of this Agreement pursuant to this Section 9, the Fund(s) shall pay State Street its compensation due and shall reimburse State Street for its costs, expenses and disbursements.

10.	Miscellaneous

10.1	Neither party shall be liable or responsible for delays or errors by reason of circumstances beyond its control, including, but not limited to, acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots or failure of communication services or power supply, or failure of a Vendor to perform for any reason.

10.2	State Street shall implement and maintain disaster recovery and business continuity procedures that are reasonably designed to recover data processing systems, data communications facilities, information, data and other business related functions of State Street in a manner and time frame consistent with legal, regulatory and business requirements applicable to State Street in its provision of the monitoring services hereunder.

10.3	This Agreement shall not be assigned by either party hereto without the prior consent in writing of the other party.

10.4	If any clause or provision of this Agreement is invalid, illegal or unenforceable under present or future laws effective during the term hereof, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

10.5	Each party represents to the other that the execution and delivery of this Agreement has been duly authorized.

10.6	This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts, without regard to its conflict of laws provision.

10.7	Any notice or other communication authorized or required by this Agreement may be made by electronic means unless otherwise specified by either party. Claims under Section 7 must be submitted in writing by U.S. mail or commercial delivery service and may not be made by electronic means. For notice purposes (i) the mailing address of State Street is P.O. Box 5049, Boston, MA 02206-5047; notices may also be sent to State Street by e-mail to the following e-mail addresses TAAcctMGMT@statestreet.com and TACompliance@statestreet.com and (ii) the mailing address of the Funds is c/o Babson Capital Management LLC, 550 South Tryon Street, Ste. 3300, Charlotte, NC. Copies of all notices to the Funds shall also be sent to Janice Bishop by e-mail to the following e-mail address: jbishop@babsoncapital.com.

10.8	This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

10.9	The services of State Street are not to be deemed exclusive, and State Street shall be free to render similar services to others. For the purposes of this Agreement, State Street shall be deemed to be an independent contractor and shall, unless otherwise expressly provided herein or authorized by the Funds from time to time, have no authority to act or represent the Funds in any way or otherwise be deemed an agent of the Funds.

10.10	This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all previous representations, warranties or commitments regarding the services to be performed hereunder whether oral or in writing.

10.11	The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing signed by the waiving party.

10.12	This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.

10.13	This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible as evidence.

10.14	This Agreement shall be binding on and shall inure to the benefit of the Funds and State Street and their respective successors and permitted assigns.

10.15	The parties acknowledge that the obligations of the Funds hereunder are several and not joint, that no Fund shall be liable for any amount owing by another Fund and that the Funds have executed one instrument for convenience only.

11.	Confidentiality

The parties hereto agree that any non-public information received by them hereunder concerning the other party is confidential and may not be disclosed to any other person or entity without the consent of the party which is the subject of such non-public information, except as may be required (i) to implement or perform this Agreement, (ii) by applicable laws or regulations or (iii) at the request of a governmental agency. Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, contractors, agents, professional advisors, auditors or persons performing similar functions. Non-public information shall not include information (a) that is publicly available when received by a party hereunder or which becomes publicly available after such receipt through no fault of the receiving party, (b) is in the possession of the receiving party at the time of receipt, if the receiving party was not then under an obligation of confidentiality with respect thereto, (c) is separately received from a third party which had a lawful right to disclose the information, or (d) is independently developed by the receiving party. State Street and the Funds further agree that a breach of this provision would irreparably damage the party which is the subject of such non-public information and accordingly agree that each of them is entitled, in addition to all other remedies at law or in equity and without bond or other security, to an injunction or injunctions to prevent breach of this provision.

The undertakings and obligations contained in this Section 11 shall survive the termination or expiration of this Agreement.

12.	Data Protection

State Street acknowledges that it may receive personal, non-public shareholder information (“Shareholder Information”) in connection with the services it provides to the Funds under this Agreement. State Street shall implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Funds’ shareholders, directors and/or officers that State Street receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

STATE STREET BANK AND TRUST COMPANY

By:

	Name:	Michael F. Rogers

	Title:	Executive Vice President

EACH OF THE BABSON REGISTERED INVESTMENT COMPANIES LISTED ON APPENDIX A HERETO, ON BEHALF OF ITS SERIES LISTED ON APPENDIX A

By:

Name:

Title:

Monitoring Services Agreement

APPENDIX A

List of Registered Investment Companies

Babson Capital Funds

Babson Global Floating Rate Fund

Babson Global Credit Income Opportunities Fund

A-1

APPENDIX B

Monitoring Guidelines

For purposes of monitoring for potentially abusive trading, the Funds have established a “Round Trip Test.” Financial Intermediary Information shall be reviewed for transactions that have the following pattern:

(a)	One purchase, redemption and purchase within 60 days, or one redemption, purchase and redemption within 60 days:

(i)	Based on tax identification number;

(ii)	Within the same fund;

(iii)	Exclude DTCC Category 2 transactions (e.g., non-shareholder directed transactions such as systematic payroll purchases); and

(iv)	Transaction amount less than $10,000 are disregarded as de minimis.

(b)	Exchanges in and out will be included in the rules above. Purchase transactions will include exchanges in, and redemption transactions will include exchanges out.

The Funds shall review any potentially harmful trading activity that is identified and determine the appropriate response, if any. In the event any potentially harmful trading activity is identified, responses may include the imposition of trading restrictions, the rejection of purchases, or such other steps as the Funds determines are appropriate.

This general policy shall be implemented by State Street and the Funds consistent with mutually agreed upon abusive trading monitoring procedures that describe the respective roles and responsibilities of State Street and the Funds.

B-1

APPENDIX C

List of Financial Intermediaries

[TO BE PROVIDED BY FUNDS]

C-1